Exhibit 99.2

Aptorum Group Launches NativusWell®, a Novel Nutraceutical for Menopause, in Hong Kong

New York & London & Paris -- (BUSINESS WIRE) – September 15, 2022 - Aptorum Group Limited (Nasdaq: APM, Euronext Paris: APM) (“Aptorum Group”), a clinical-stage biopharmaceutical company focused on the development of novel therapeutics to tackling unmet medical needs, announces the commercial launch of NativusWell®, a new dietary supplement supporting women’s health throughout the Menopausal period. NativusWell® is distributed via HKTV Mall and NativusWell® official website https://nativuswell.com/ by Nativus Life Sciences Limited, a wholly-owned subsidiary of Aptorum Group.

Menopause is experienced by women starting from the 40s that influences both physical and mental health. The global menopause market size was valued at USD 15.4 billion in 2021 and is expected to expand at a compound annual growth rate (CAGR) of 5.29% from 2022 to 2030.1 The dietary supplements segment dominated the market in terms of revenue share in 2020 and is expected to witness the fastest growth over the forecast period. The factors contributing to segment growth are a large number of women entering menopause every year and the launch of innovative products.2

NativusWell® contains a novel, non-hormonal bioactive ingredient DOI, designed to support the overall health of women undergoing perimenopause, menopause and postmenopause. Research has found that NativusWell® has anti-ageing and antioxidant effect3 4 5 and is able to show to support bone health6. The product is now available on HKTV Mall, a leading online shopping mall in Hong Kong, and also on our website. Ecommerce has experienced a great increase in sales performance since 2020. In 2021, HKTV Mall has reached 1,287,000 unique customers7. By leveraging high traffic recorded and large consumer base in HKTV Mall, and our expansion of other distribution channels, Aptorum Group believes it will be able to reach an extensive network of target customers in Hong Kong.

Registration and distribution of NativusWell® in the US, EU, UK and China are being progressed in parallel as part of Nativus’ ongoing global commercialization efforts.

Mr. Darren Lui, CEO and Executive director of Aptorum Group Limited comments, “We are excited to announce the commercial launch of our nutraceutical targeting a major woman’s health market. In particular, women undergoing menopause may suffer from a variety of effects brought about by a decline in estrogen which may affect lifestyle needs. Our targeted audience are constantly in search for alternative non-hormonal based nutraceuticals to improve and support their lifestyle changes. We believe our NativusWell® nutraceutical can provide an effective edge to support our customers during this transition, by addressing the effect on the body caused by the decline of estrogen and differentiate from other existing nutraceuticals in this area which are often ineffective. We are currently actively expanding our targeted markets to include the United States and Europe for further distribution of our exciting NativusWell® nutraceutical.”

About Aptorum Group Limited

Aptorum Group Limited (Nasdaq: APM, Euronext Paris: APM) is a clinical stage biopharmaceutical company dedicated to the discovery, development and commercialization of therapeutic assets to treat diseases with unmet medical needs, particularly in oncology (including orphan oncology indications), autoimmune and infectious diseases. Aptorum has completed two phase I clinical trials for its ALS-4 (MRSA) and orphan drug designated SACT-1 (Neuroblastoma) small molecule drugs and commercializing its NLS-2 NativusWell® nutraceutical (menopause). The pipeline of Aptorum is also enriched through (i) the establishment of drug discovery platforms that enable the discovery of new therapeutics assets through, e.g. systematic screening of existing approved drug molecules, and microbiome-based research platform for treatments of metabolic diseases; and (ii) the co-development and ongoing clinical validation of its novel molecular-based rapid pathogen identification and detection diagnostics technology with Singapore’s Agency for Science, Technology and Research.

For more information about the Company, please visit www.aptorumgroup.com.

[1]	https://www.grandviewresearch.com/industry-analysis/menopause-market
[2]	https://www.prnewswire.com/news-releases/menopause-market-size-worth-22-7-billion-by-2028--cagr-5-7-grand-view-research-inc-301311428.html

[3]	J Mol Struct, 2020, 1208: 127895;
[4]	Molecules, 2018, 23.8: 2023;
[5]	J Food Sci, 2016, 81.6: H1553-H1564
[6]	Sci Rep, 2015, 5: 10179;
[7]	https://www.hktv.com.hk/uploads/1648778278793-HKTVmall_e-bulletin_31Mar2022.pdf

Disclaimer and Forward-Looking Statements

This press release does not constitute an offer to sell or a solicitation of offers to buy any securities of Aptorum Group.

This press release includes statements concerning Aptorum Group Limited and its future expectations, plans and prospects that constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. For this purpose, any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these terms or other similar expressions. Aptorum Group has based these forward-looking statements, which include statements regarding projected timelines for application submissions and trials, largely on its current expectations and projections about future events and trends that it believes may affect its business, financial condition and results of operations. These forward-looking statements speak only as of the date of this press release and are subject to a number of risks, uncertainties and assumptions including, without limitation, risks related to its announced management and organizational changes, the continued service and availability of key personnel, its ability to expand its product assortments by offering additional products for additional consumer segments, development results, the company’s anticipated growth strategies, anticipated trends and challenges in its business, and its expectations regarding, and the stability of, its supply chain, and the risks more fully described in Aptorum Group’s Form 20-F and other filings that Aptorum Group may make with the SEC in the future, as well as the prospectus that received the French Autorité des Marchés Financiers visa n°20-352 on 16 July 2020. As a result, the projections included in such forward-looking statements are subject to change and actual results may differ materially from those described herein.

Aptorum Group assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

This announcement is not a prospectus within the meaning of the Regulation (EU) n°2017/1129 of 14 June 2017 as amended by Regulations Delegated (EU) n°2019/980 of 14 March 2019 and n°2019/979 of 14 March 2019.

This press release is provided “as is” without any representation or warranty of any kind.

Contacts

Aptorum Group Limited
Investor Relations Department
investor.relations@aptorumgroup.com
+44 20 80929299

Redchip – Financial Communications United States

Investor relations

Craig Brelsford

craig@redchip.com

+1 407 571 0902

Actifin – Financial Communications Europe
Investor relations
Ghislaine Gasparetto
ggasparetto@actifin.fr
+33 1 56 88 11 22